Mail Stop 3561



      December 30, 2005

Leon M. McCorkle, Jr.
Executive Vice President,
  General Counsel and Secretary
Wendy`s International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio  43017-0256

      Re:	Tim Hortons, Inc.
      Registration Statement on Form S-1
      Filed December 1, 2005
		File No. 333-130035

Dear Mr. McCorkle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and pro forma financial information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
2. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the
March 31, 2001 quarterly update to the Division of Corporation Finance`s "Current Issues and Rulemaking Projects Outline."
3. We note that you include industry research for estimated market data and other figures cited throughout the document, such as those provided by the Canadian Restaurant and Foodservices Association and
Statistics Canada, among others. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, disclose that fact and file a consent from the party.

Exchange Rate Data, page i
4. Please move this section and the paragraphs preceding it on page i to the body of the prospectus. Your prospectus summary should immediately follow your cover page and the table of contents required by Item 502 of Regulation S-K.

Prospectus Summary, page 2
5. Your summary should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary and appears to be marketing information concerning your products. Consider eliminating here, or significantly reducing, the competitive strengths and business strategy discussions, which are more appropriate for your business section. Also, please limit the promotional nature of this section, including terms such as "outstanding," "superior," "exceptional" and "proven," and limit your summary to a brief, factual description of your operations. Further, as part of your revisions, ensure that you provide a balanced discussion by briefly discussing the following in the summary:

* that you have been significantly dependent upon Wendy`s International for your operations and financing in the past;
* that you will be dependent upon Wendy`s for your operations in the immediate future, indicating the extent to which you will be dependent;
* that you distributed a $960 million note as a dividend to Wendy`s in September 2005 and will use proceeds from this offering to repay a portion of the note; and
* the amount of indebtedness you will have following the initial public offering.
6. Eliminate the use of the unnecessary acronyms "QSR," "CRFA" and "CAGR" from your summary since their meanings are unclear without the benefit of an explanation. See Securities Act Rule 421(b). In addition, please consider limiting your use of these and other unnecessary acronyms appearing throughout the remainder of the prospectus.
7. Clarify what you mean by the term "scalable" on page 2.
8. Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.
9. We note from your disclosure that you intend to effect a stock split immediately prior to the closing of this offering. In this regard, please revise your earnings per share computations, and all related disclosures in the registration statement to give retroactive effect to the stock-split that you plan to effect prior to completion of your planned public offering. Refer to the guidance outlined in paragraph 54 of SFAS No. 128 and SAB Topic 4:C.

Summary Historical Consolidated Financial and Other Data, page 6, and
Selected Historical Consolidated Financial and Other Data, page 32
10. Please revise to disclose the average sales per standard restaurant in the U.S. and the sales revenues of your U.S.
franchised
restaurants in Canadian dollars, your reporting currency.

Risk Factors, page 10
11. Some of your risk factors and captions are generic in that they could apply to any company in your industry or they state only a fact about you, making it difficult to discern what the discrete material risk is to you or your investors. We cite as examples the following:

* "We are subject to changes in economic, market and other conditions" on page 10;
* "We will require a significant amount of cash, the availability of which depends on many factors beyond our control" on page 13;
* "We face risks associated with litigation from customers, franchisees, employees and others in the ordinary course of business" on page 15;
* "We are subject to all of the risks associated with owning and leasing real estate" on page 17;
* "We intend to evaluate acquisitions, joint ventures and other strategic initiatives...," page 18; and
* "Our historical financial results may not be representative of our results as a separate, stand-alone company" on page 20.

Please revise to convey in the risk factor captions and in the accompany text the discrete material risk to your operations, business, financial condition, share price, and so on, as applicable.
Consider focusing your risk factor section on the material risks to
you.
12. If material, please convey in an appropriate risk factor that Wendy`s compensation committee initially will make compensation recommendations to your board regarding executive officer compensation, as you state on page 86, and that the Wendy`s compensation committee will be the initial administrator of your 2006 stock incentive plan, as you state on page 91.
13. Tell us what consideration you have given to including a risk factor that discusses any material risks to you in your relationship with third parties, such as customers, suppliers, and so on, due to your increasing independence from Wendy`s.

Termination of our Maidstone Bakeries joint venture..., page 12
14. To assist investors in assessing the magnitude of the risk, state the percentage of your revenues for fiscal 2004 that stemmed from your operations at the Maidstone Bakeries facility. Also explain the term "par-baked" when first used in the prospectus.

We will require a significant amount of cash..., page 13
15. To offer investors a fuller sense of the degree to which you would need significant cash from other sources as you become more independent from Wendy`s, please generally describe the extent to which Wendy`s financed your business for the last fiscal year.

We will have substantial debt obligations..., page 17
16. Please quantify the debt service obligations anticipated after this offering and consummation of the related transactions.

Our ability to operate our business effectively...transitional services..., page 20
17. So that investors may realize the magnitude of the risk, state the expected term of the shared services agreement with Wendy`s.

Following this offering, we will continue to be dependent on Wendy`s..., page 21
18. To assist investors in realizing the scope of the risk, please expand your general summary of the kinds of key services Wendy`s will provide you following the offering. Provide a fuller description of the services as well as any amounts you are required to pay Wendy`s in exchange for those services in your section discussing your relationship with Wendy`s beginning on page 99. Similarly provide examples of the types of services that Wendy`s will no longer provide following the completion of the offering.
19. We note your statement on page 21 that you "expect some of [the key services provided by Wendy`s] to be provided for longer or shorter periods than the initial term." Explain under what general circumstances Wendy`s would provide the services to you for periods shorter than the initial term. Also, briefly describe under what circumstances Wendy`s unilaterally may terminate its shared services agreement with you.

Wendy`s will not be required to offer corporate opportunities to
us...., page 22
20. Please briefly note the general kinds of corporate opportunities that your directors could offer to Wendy`s before you.

Our directors and executive officers ...who hold positions with Wendy`s..., page 24
21. To assist investors in realizing the likelihood of the risk, please state what percentage of your board immediately following the offering will be comprised of directors that hold positions with Wendy`s or own significant amounts of Wendy`s common shares. Please state which of your executive offices listed on page 84 will be held by individuals that hold positions with Wendy`s or significant amounts of Wendy`s common shares.

Dilution, page 31
22. Quantify the dilution to new investors if the underwriters fully exercise their over-allotment option.

Selected Historical Consolidated Financial and Other Data, page 32
23. We note from your disclosure under the heading "Consolidated Balance Sheets Data - at end of period indicated" that your long-term debt and total liabilities balance significantly increased between 2000 and 2001. In this regard, please provide in a footnote the nature, facts and circumstance that caused these significant increases. Refer to Item 301(b)(2) of Regulation S-K for guidance.

Unaudited Pro Forma Consolidated Statements of Operations, pages
36 -
37
24. From the disclosure under Dividend Policy on page 29, and in the
notes to the pro forma statements and unaudited interim
consolidated
financial statements, we note that you distributed a dividend on common shares in September 2005 to Wendy`s in the amount of a $960 million promissory note. In addition, the disclosure in note 3 to the Summary and Selected Historical Consolidated Financial Data, pages 8 and 33, states that notes and accounts receivable from Wendy`s will be distributed in the fourth quarter of 2005 with such amounts approximating $225 million as of October 2, 2005. The distribution of these notes and accounts receivable should also be treated as a dividend distribution for purposes of presenting pro forma information. Therefore, as the total distributions of approximately $1.185 billion distributed to Wendy`s exceed earnings in the current year, the pro forma earnings per share data for the latest year and interim period should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings
being withdrawn.   Refer to the guidance in Topic 1.B.3 of the
Staff
Accounting Bulletins. Please revise the pro forma consolidated statement of operations and provide appropriate note disclosure describing the pro forma earnings per share treatment accordingly.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 41
25. Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company. In this regard, we note your risk factor on page 19 regarding the increase in costs as a result of becoming a public company. As another example, address the financial impact of the costs you expect to incur as a result of operating as an independent public subsidiary of Wendy`s, such as any increased costs associated with reduced economies of scale, any financial commitments you will have to Wendy`s in connection with the separation agreement, etc.
26. Please expand upon other developments and trends that may impact your business and operations. For example, discuss how your plans to expand in Canada and the U.S. will impact your business, specifically addressing your expectation that you will require a "significant amount of cash" to support that expansion, as mentioned in your risk factor on page 13.

Results of Operations, page 49
27. Throughout this section, you frequently attribute a material change to two or more events or factors that you describe without quantification. See for example your reasons for the changes in revenues on pages 49 and 50. In discussing the material changes, please quantify the amount of change attributed to each factor. Further, provide disclosure that will provide insight into the underlying business developments or conditions that resulted in the changes. For example, discuss whether any of these factors represent part of a trend that will continue to affect your operations going forward. Further, stating that particular line items increased or expenses decreased "primarily" due to a factor or factors does not provide your investors with sufficient understanding of the factors that caused the change. Revise your disclosure as appropriate. Please refer to Item 303 of Regulation S-K and the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Recent Developments, page 52
28. We note from your disclosure that you expect to record during the fourth quarter of fiscal 2005 between US$15 and US$20 million in pre-tax charges for the impairment of certain fixed assets associated with Tim Hortons restaurants in New England that were acquired in 2004 and an impairment charge of approximately US$25 million pre-tax for the write-down of goodwill. In this regard, please explain to us in further detail why these impairment charges will not be recognized until the fourth quarter of 2005. Your response should clearly explain why recognition of the impairments was not required until the fourth quarter rather than in prior periods.

Liquidity and Capital Resources, page 58
29. On page 58 you state that "Wendy`s has informed [you] that they intend that notes and trade balances outstanding as of October 2, 2005, between Wendy`s and [you] ... will be distributed by [you] to
Wendy`s or contributed as equity to [you] in the fourth quarter of 2005, forming a continuing part of [y]our equity." Please state the amount involved other than the $960 million note. Also explain what you mean by "distributed" here.
30. We note your statement on page 58 that you "believe [you] will have sufficient cash flows from operations to fund [y]our working capital requirements." Please indicate if your belief covers the next 12 months and whether this also covers the expected expenditures you describe on page 60 for new restaurant development and other capital needs. Also note that you should discuss your ability to meet upcoming cash requirements over both the short and long term. Refer to Section IV of the Commission`s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
31. On page 59, you state "In connection with our separation from Wendy`s, [you] and Wendy`s determined the amount of debt that [you] would incur after considering [y]our ability to service the debt, our leasing arrangements, [y]our ability to finance current and future growth initiatives and the capital structure of comparable companies." In this regard, please revise to disclose the amount of debt that you expect to incur in connection with your separation from
Wendy`s. Also state the amount of debt that you and Wendy`s determined, or clarify that it is the same as the amounts you have described on page 59 in the loan agreements subsection.
32. Once you have entered into the revolving credit facilities and term loan agreement, file them as exhibits to this registration statement, and provide related summaries of the terms, such as financial covenants, ratios and events of default, in your liquidity and capital resources subsection. In particular, note that Release
No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company`s ability to undertake financing to a material extent. In addition, file as an exhibit your current $25 million credit facility if it will exist at the time of the offering.
33. Disclose the business purpose for the issuance of the $960 million note as a dividend to Wendy`s.
34. Revise the discussion in the carry-over paragraph on pages 60 and
61 to indicate how the various transactions between you and Wendy`s, such as borrowings from Wendy`s, will change or cease to be available following completion of the offering.

Contractual Obligations, page 61
35. Please revise this table to include disclosure of your outstanding obligations to Wendy`s.
36. Revise this section to include disclosure explaining how the various transactions that you plan to complete in connection with your planned offering will impact your contractual obligations.

Recently Issued Accounting Standards, page 66
Note 18 - Recently Issued Accounting Standards, page F-32
Note 13 - Recently Issued Accounting Standards, page F-43
37. Reference is made to the disclosure on the decision and approval by Wendy`s Compensation Committee and board of directors to accelerate vesting of all outstanding stock options, except for those held by independent directors. Although you disclose an expectation that the adoption of SFAS 123R will not have a significant impact on your financial statements, we believe that you should expand the disclosure to detail the estimated total amount of non-cash compensation expense under the guidance of SFAS 123R that the company will not incur as a result of this decision to accelerate vesting of the stock options. In this regard, disclosure of the estimated total amount of expense that will not impact future operations will provide investors with an ability to compare and assess the performance of companies that may have chosen not to accelerate the vesting of their stock options and, therefore, will incur future expense for this decision. This disclosure can also provide investors with some comparability to other companies that may have made a similar decision and provide this disclosure. Please revise accordingly.



Business, page 68
38. Please revise to offer more information about your
competitors`
market share in your business segments, if possible, or revise your
disclosure to more clearly state, if true, that McDonald`s is your only competitor with significant market share in both segments.
39. Specify whether the data contained in the first bullet on page
72
is limited to the QSR segment in Canada.
40. Revise to disclose more fully the nature of your IAWS subsidiary joint venture agreement. Disclose the material terms of the agreement besides the compulsory buy-sell procedure, such as any exclusivity provisions, fee-sharing arrangements, etc. In addition, file as an exhibit the joint venture agreement, or tell us why you believe it is not required to be filed under Item 601 of Regulation
S-K.

Management, page 84
41. Once you have determined who will be on the board of directors at
the time of the offering, to which class of the board each
director
will belong, and on which committees each director will serve, revise
your disclosure to include this information.  Also, we remind you to
file consents for any persons about to be named as directors who have
not signed the registration statement.  See Securities Act Rule
438.
42. We note the disclosure indicating that you plan to adopt the
2006
incentive stock plan prior to the closing of your public offering. Please revise MD&A to discuss the number and terms of any stock options that you expect to grant in connection with your planned offering and indicate the amount of expense that will be recognized during the current period and in future periods in connection with the option grants.
43. State the exercise prices, if applicable, of the 2006 stock incentive plan awards that each director or officer in the table on page 97 will receive. Disclose whether the exercise price of an award will be less than the initial public offering price of the shares of common stock offered under this registration statement. If the exercise price of an award is anticipated to be less than the IPO price, expand the disclosure to address any material stock compensation costs. File the 2006 stock incentive plan as an exhibit to this registration statement when it is available.
44. We note your statement on page 97 that you "have not entered into any employment agreements with any executive officers." Please state whether you intend to have employment agreements by the period immediately following the offering, and, if not, how you will determine the named executive officers` compensation for the near term. In addition, disclose whether their executive compensation for duties related to your business during the last fiscal year was governed by employment agreements and with whom.

Underwriting, page 126
45. As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that the NASD has no additional concerns.
46. Describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by Wendy`s before the lock-up period`s expiration.
47. We note your disclosure in the final paragraph on page 115. Identify which underwriters have material relationships with you and the nature of the relationship, as required by Item 508 of Regulation
S-K.

Index to Consolidated Financial Statements

Consolidated Statements of Operations, page F-3
48. Please revise to separately disclose in your consolidated statements of operations the amount of revenues associated with initial franchise fees, rents, and royalties, the sale of coffee, dry goods and equipment to franchisees and sales associated with company owned stores during each period presented. Additionally, please separately disclose the costs of sales associated with each of these activities. Refer to the requirements of Rule 5-03(b)(1) and (2) of
Regulation S-X. If you do not believe additional disclosures are required, please provide us with quantified information supporting your conclusions for each period presented.

Consolidated Statements of Cash Flows, page F-5
49. Revise to provide additional disclosure regarding the components of the "other, net" line item reflected in your consolidated statements of cash flows. In this regard, we note that this line item represented over ten percent of your net cash provided by operating activities during both the years ended December 29, 2002 and December 28, 2003.
50. Please tell us and explain in your accounting policy disclosures why certain changes in amounts payable to/from Wendy`s have been classified as operating cash flows, while changes in other receivables have been reflected in investing and financing cash flows in your consolidated statements of cash flows.

Consolidated Statements of Comprehensive Income, page, F-7
51. Please separately disclose the nature and amounts related to the
"other" category, rather than combining it with translation adjustments in your consolidated statements of comprehensive income.
Also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income. Refer to the requirements of paragraphs 22 through 25 of SFAS No.130.

Note 1. Summary of Significant Accounting Policies

Basis of presentation, page F-8
52. We note the disclosure indicating that the functional currency of the company is the U.S. dollar primarily because of its historical financial interrelatedness with Wendy`s. We also note that the majority of the company`s operations, restaurants and cash flows are based in Canada and the company is primarily managed in Canadian dollars. Given that the cash flows associated with the company`s operations appear to be primarily in Canadian dollars, indicating that Canada is the primary economic environment in which the company operates, please explain in detail how the company determined that the U.S. dollar is its functional currency. Your response should clearly explain how the various factors outlined in paragraph 42 of
SFAS No.52 were considered in determining the company`s functional currency. We may have further comment upon receipt of your response.

Franchise operations, page F-11
53. Given the significant changes in franchisor-owned outlets or franchised outlets during the periods presented as indicated by the disclosure on page 44 of MD&A, please provide the disclosures required by paragraph 23 of SFAS No. 45 in a note to your consolidated financial statements.

Foreign operations, page F-13
54. We note from your disclosure on page F-13 that the functional currency of each of the company`s subsidiaries and legal entities is the local currency in which each subsidiary operates, which is either the Canadian or the U.S. dollar. This statement is inconsistent to the disclosure on page F-8 under the heading "Basis of presentation" where you state that the "functional currency of the Company is the
U.S. dollar primarily because of its historical financial inter-relatedness with Wendy`s." Please revise or advise accordingly.




Stock options and equity-based compensation, page F-13
55. We note the disclosure indicating that "in calculating the fair value of options issued, the underlying characteristics of grants made under the Wendy`s WeShare Plan and the 1990 Plan are unique enough to warrant using different assumptions for these calculations because the different employee groups exhibit different exercise patterns." Please explain in further detail why the company believes it is appropriate to utilize different volatility and risk free interest rates for options granted under each of these plans during the periods presented in your financial statements. Also, please explain why the expected lives of the options used in determining the fair value of options granted under each of these plans differed significantly during the various periods presented. We note from the disclosure in Note 8 that the stock options granted under each of these plans have a term of ten years from the date of grant and become exercisable in installments of 25% on each of the first four anniversaries of the date of grant; thus, we are unclear as to why they would have significantly different expected lives. We may have further comment upon receipt of your response.

Derivative instruments, page F-13
56. Please disclose your risk management policy for each of your hedges, including the ones disclosed in note 17, as required by paragraph 44 of SFAS No. 133.

Note 2. Expense Allocations, page F-15

Interest Expense
57. We note that the historical consolidated financial statements include material expense allocations for certain corporate functions historically provided by your parent company, Wendy`s. You also state that the allocations may not, however, reflect the expense you would have incurred as a stand-alone company. In accordance with the guidance in Question 2 of Topic 1.B.1 of the Staff Accounting Bulletins, please expand the disclosure to provide a practicable estimate by management of what the expenses would have been on a stand alone basis for each income statement period or management`s opinion that such costs on a stand-alone basis would not have been materially different in each of the periods.
58. We note from your disclosure that "no amount is included in affiliated interest expense for other amounts receivable from and payable to Wendy`s for which no interest rate was specified." We also note that Wendy`s has not allocated a portion of its external debt interest cost to the company and, as a result, net interest expense recorded by the company does not reflect the expense it would have incurred as a stand alone company. Given these factors, please provide an analysis of the inter-company accounts as well as the average balance due to or from related parties for each period for which an income statement is required. The analysis of the inter-company accounts should be in the form of a listing of transactions
(e.g., the allocation of costs to the subsidiary, inter-company purchases, and cash transfers between entities) for each period for which an income statement is required, reconciled to the inter-company accounts reflected in the balance sheets. See SAB Topic 1:B:1 Question 4 for additional guidance.

Note 4. Term Debt, page F-18
59. Please separately disclose the interest rate, maturities, priorities, and other material terms, including currency of denomination as it relates to your revolving credit facility of $25 million.  See Rule 5-02.22 of Regulation S-X for guidance.

Note 7. Capital Stock, page F-22
60. Please tell us and explain in Note 7 how you determined the value assigned to the Wendy shares received in 2003 with an aggregate value of $247.7 million. Also tell us and explain in Note 7 how you accounted for the transaction during 2003 in which Wendy`s shares with an aggregate value of $247.7 million were exchange for 5.7 million of exchangeable shares and explain why you believe the treatment used was appropriate.

Note. 10 Dispositions, page F-25
61. Please separately disclose the carry amount(s) of the major classes of assets and liabilities included as part of the sale of your cup manufacturing business. Also, please disclose what segment in which the long-lived asset (disposal group) is reported under SFAS
No. 131. See paragraph 47 of SFAS No. 144 for additional guidance.

Note 11. Commitments and Contingencies, page F-25
62. Please provide a description of any services that you have agreed to provide for franchise agreements that have not yet been substantially performed, as required by paragraph 20 of SFAS No.
45.

Note 13. Advertising Costs
63. Tell us and explain in Note 13 the nature of the "reimbursements" that have been netted against advertising costs in your consolidated financial statements. Also, please explain in further detail why you believe the treatment used with respect to these reimbursements was appropriate.




Note 14. Segment Reporting, page F-27
64. We note that you have reflected your operations in two segments, with those consisting of your Canadian and U.S. operations. Please explain why you do not believe that your company-operated restaurants, coffee, dry goods and equipments sales operations, and your franchised operations do not represent separate reportable segments for which the disclosures in paragraph 27 of SFAS No.131 should be provided. If you believe these operations should be aggregated pursuant to paragraph 17 of SFAS No.131, explain in detail your basis for this conclusion.

Note 17. Subsequent Events, page F-31
65. Reference is made to your cash flow hedge disclosure in the second paragraph to note 17. Please disclose the maximum length of time over which the entity is hedging its exposure to the variability in future cash flows for forecasted transactions excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, as required by paragraph 45(b) of
SFAS No. 133.
66. We note from your disclosure that in the fourth quarter of 2005,
Wendy`s accelerated the vesting of all of its remaining unvested stock options, including all stock options held by your employees. In this regard, please tell us and disclose your accounting and the future financial statement impact associated with this stock option modification. As part of your response and revised disclosure, you should explain how your compensation expense recognition with respect to the accelerated vesting of the options complies with the guidance outlined in paragraph 36, 159 and 160 of FIN No. 44.

Condensed Consolidated Financial Statements as of and for the period ended October 2, 2005
67. Please address our comments with respect to the company`s audited financial statements in the interim financial statements, where applicable.

Condensed Consolidated Balance Sheet, page F-35
68. Reference is made to note 3 in the Summary and Selected Historical Consolidated Financial Data on the notes and accounts receivable from Wendy`s that will be distributed in the fourth quarter of 2005. As stated in our comment above, the distribution of these notes and accounts receivable that approximated $225 million at
October 2, 2005, should be treated as a dividend distribution for presenting pro forma information. In this regard, please present a pro forma balance sheet alongside the historical consolidated balance sheet that reflects the reduction the notes and accounts receivable from Wendy`s with the corresponding reduction in stockholders` equity for this dividend distribution. Refer to the guidance in Topic 1.B.3 of the Staff Accounting Bulletins. Please revise your condensed consolidated balance sheet and provide a note in the financial statements that describes this presentation, accordingly.
69. Please explain to us why your advertising fund restricted assets of $19.2 million is classified as a short-term asset, while the associated advertising fund restricted debt of 19.2 million is classified as long-term liability. Also explain to us why $30.9 million of advertising fund assets are classified as property and equipment (long-term assets), while your associated advertising fund restricted liability of $30.9 million is classified as short-term liability.

Condensed Consolidated Statements of Cash Flows, page F-36
70. Please specifically disclose on the face of the condensed consolidated statement of cash flows the $960 million dividend distribution issued to your parent company, Wendy`s, through the issuance of a note payable. In view of the highly material nature of this transaction, disclosure through reference to a note in the financial statements is not sufficient in terms of clarity and transparency for this item. Please revise accordingly.
71. We recognize that your interim condensed consolidated balance sheet already gives effect to the September 2005 dividend distribution ($960 million) to your parent company and pro forma information is not required when a transaction is already reflected
in the latest period`s consolidated balance sheet.   However, we
believe that your fiscal year consolidated balance sheet, page F-
4,
should contain disclosure of a statement to investors in bold print that a material reduction in stockholders` equity with a corresponding increase in liabilities occurred subsequent to the fiscal year balance sheet date through a September 2005 dividend distribution of $960 million issued to our sole shareholder. This presentation appears meaningful and relevant in view of the significant changes that occurred in the balance sheet accounts and the material nature of this distribution.

Note 11. Related Party, page F-42
72. Please revise Note 11 to explain in further detail the nature and terms of the transaction in which the company settled a $128.0 million note receivable from Wendy`s, net of a $108.5 million note payable to Wendy`s and other amounts with Wendy`s. As part of your revised disclosure, explain the nature and amounts of the "other amounts" with Wendy`s that were settled as part of this transaction.

Note 12. Foreign Currency Derivatives, page F-42
73. Revise Note 12 to include all of the disclosures required by paragraphs 44 and 45 of SFAS No. 133, as applicable, with respect to the foreign currency derivatives that were entered into during the third quarter of 2005.
Other
74. As it appears that Wendy`s will continue to own a controlling interest in the company following the completion of its planned public offering based on the disclosures provided on page 21 and elsewhere in the registration statement, please revise the notes to your financial statements and MD&A to discuss the existence of this control relationship following completion of the offering. Also, please disclose that certain officers and directors of Wendy`s will also act as officers and directors of the company. In addition, please disclose the terms of the various agreements the company will enter into with Wendy`s in connection with the offering as discussed on pages 99 through 101 of the registration statement. Refer to the requirements of paragraph 2 of SFAS No. 57.

Exhibits
75. Please file your remaining exhibits as soon as practicable.
With
your next amendment, provide us with at least draft copies of the legality opinion. We will need adequate time to review and comment upon it and the other exhibits.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Jaramillo, Staff Accountant, at 202-551-3212 or Linda Cverkel, Accountant Branch Chief, at 202-551-3813
if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
202-551-3359, Michele M. Anderson, Legal Branch Chief, at 202-551-3833 or me at 202-551-3750 with any other questions.

      					Sincerely,



      					Max A. Webb
      Assistant Director


cc:	via facsimile 202-955-7614
      J. Steven Patterson, Esq.
	Akin Gump Strauss Hauer & Feld LLP

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Mr. McCorkle
Wendy's International, Inc.
December 30, 2005
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